UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 1-3-03
1-11840

03010031

February 5, 2003

Act	1934
Section	
Rule	14A-8
Public Availability	2/5/2003

Katherine A. Smith
Assistant Counsel
Corporate Governance
and Business Transactions
The Allstate Corporation
2775 Sanders Road, A-2
Northbrook, IL 60062

Re: The Allstate Corporation
Incoming letter dated January 3, 2003

Dear Ms. Smith:

This is in response to your letter dated January 3, 2003 concerning the shareholder proposal submitted to Allstate by Chris Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

RECEIVED

2003 JAN -7 AM 10: 17

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

Securities Exchange Act of 1934 - Rules 14a-8(i)(7)

PROCESSING
RECEIVED
JAN - 6 2003
207
SEC MAIL SECTION
WASH., D.C.

January 3, 2003

BY AIRBORNE EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal submitted by Chris Rossi for inclusion in The Allstate Corporation's 2003 Proxy Statement

Ladies and Gentlemen:

The Allstate Corporation requests that you not recommend any enforcement action if Allstate excludes from its proxy materials for its annual meeting in 2003 the stockholder proposal submitted by Mr. Chris Rossi.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, Allstate is filing this letter with you no later than 80 calendar days before March 28, 2003 the day on which Allstate currently expects to file its definitive proxy statement and form of proxy with the SEC.

Also in accordance with Rule 14a-8(j), enclosed are six copies of the following:

1. This letter addressed to the Division of Corporation Finance;

2. Mr. Rossi's letter of November 15, 2002 with his proposal (Exhibit A);

3. My letter of December 2, 2002 to Mr. Rossi requesting a statement of Mr. Rossi's intention to hold his Allstate stock through the date of the annual shareholder meeting (Exhibit B);

4. Mr. Rossi's reply statement of December 6, 2002 (Exhibit C); and

5. A copy of The Allstate Corporation's Audit Committee Charter (Exhibit D).

The proposal requests the Allstate Board of Directors take the necessary steps to change the Company's present audit firm beginning in 2004 and thereafter hire a new audit firm every four (4) years (the "Proposal").

Allstate Insurance Company
2775 Sanders Road, A-2 Northbrook, IL 60062 Phone 847.402.2343 Fax 847.326.9722 Email ksmith1@allstate.com

Reason for Omission

Allstate believes it is entitled to omit the Proposal from its proxy statement because the Proposal calls for the mandatory and automatic change in its selection of an independent auditor every four years. As such, the Proposal interferes with Allstate's ordinary business operations and therefore is excludable under Rule 14a-8(i)(7).

The Proposal Interferes with Ordinary Business Matters

Rule 14a-8(i)(7) permits an issuer to exclude from its proxy materials any proposal that "deals with a matter relating to the conduct of the ordinary business operations." The SEC policy underlying the general business exclusion of Rule 14a-8(i)(7) is consistent with most state corporate law policies – that being, to "confine the resolution of ordinary business problems to management and the board of directors." Securities Exchange Act Release No. 40,018 (May 21, 1998).

The method by which a company's auditor is selected is a part of the routine management of the company and as such, is a matter properly reserved for the Board of Directors. The Division of Corporation Finance's Staff has historically agreed and recently re-affirmed its long-standing position with respect to proposals that seek to interfere with a company's method for selecting and appointing its independent auditing firm in WGL Holdings, Inc. (December 6, 2002)(proposal calling for company policy to change outside auditors at least every five years excludable as relating to ordinary business matters). This position has been consistently applied by the Staff for many years. See, ConAgra Foods, Inc. (June 14, 2002)(dealing with the same proposal calling for mandatory selection of new auditor every four years submitted by Mr. Chris Rossi); Fleetwood Enterprises, Inc. (April 24, 2002)(proposal calling for shareholder selection and vote as method for selection of company auditors); American Financial Group, Inc. (April 4, 2002)(Mr. Chris Rossi's proposal calling for mandatory selection of new auditor every four years); Refac (March 27, 2002)(method of changing the current auditor and disclosure of ordinary business matters); SONICblue Incorporated (March 23, 2001)(proposal called for shareholder selection of auditors); Community Bancshares, Inc. (March 15, 1999)(proposal to change manner of auditor selection).

The Proposal seeks Board action that would result in the mandatory change in the Company's independent auditors. The Proposal would require the Board to arbitrarily fire its audit firm every four years and hire a new one in its place. As such the Proposal would interfere with the responsibilities belonging to the Board of Directors to manage the business consistent with general corporate practice, Delaware corporate law (DGCL §141(a)), and the recently enacted Sarbanes-Oxley Act of 2002 (HR 3763)("Sarbanes-Oxley"). Sarbanes-Oxley provides that the appointment of the outside auditing firm is the direct responsibility of the audit committee (15 U.S.C. 78(f)(m)(2).

Allstate's method for selecting its independent auditor is conducted by the Audit Committee of the Board, consistent with its responsibilities as set forth in its Charter (attached as Exhibit D). Many factors are considered by the Audit Committee in making its recommendation to the Board including the firm's expertise with a large publicly traded insurer such as Allstate, its independence status, the time, expense and other resources associated with working with a new firm or existing firm. After consideration of all necessary factors, the Audit Committee recommends the appointment of an audit firm to the Board of Directors, who then considers the recommendation and votes to approve or disapprove the Audit Committee's recommendation. The Board then submits its choice of outside auditors to the shareholders with the annual proxy statement for their ratification of its selection.

Imposing a requirement to automatically change the audit firm would necessarily and directly interfere with the responsibilities of the Board and Audit Committee and their exercise of judgment in selecting the audit firm best suited to Allstate, and as such, would interfere with an ordinary business matter.

Conclusion

Allstate respectfully requests your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Allstate omits the Proposal from its proxy materials for its annual meeting in 2003. We would appreciate your response by January 31, 2003, so that we can meet our timetable for preparing our proxy materials and complying with Rule 14a-8(m).

If you disagree with the conclusions drawn in this letter, we would appreciate an opportunity to confer with you before the issuance of your response. If you have any questions with respect to this letter, please contact me at the number listed below.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed and stamped envelope.

Very truly yours,

Katherine A. Smith

Enclosures
Copy to: Chris Rossi

EXHIBIT A

RECEIVED

NOV 20 2002

R. W. PIKE

RECEIVED

NOV 21 2002

Chris Rossi
P.O. Box 249
Boonville, CA. 95415

AllState Corp.
Robert W. Pike-Corp.Secretary
2775 Sanders Road
North Brook, Illinois 60062-6127

November 15, 2002

CHRIS ROSSI PROPOSAL TO BE SUBMITTED IN THE 2003
ALL STATE PROXY MATERIAL

The shareholders of AllState request the board of Directors take the necessary steps to amend the company's governing instruments to adopt the following : Begining on the 2004 AllState fiscal year, the present auditing firm will be changed and every (4) years a new auditing firm will be hired.

Chris Rossi holder of 2699 common shares certificates FC459254

Chris Rossi

Chris Rossi

EXHIBIT B

Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance

December 2, 2002

VIA AIRBORNE EXPRESS

Mr. Chris Rossi
P.O. Box 249
Boonville, CA 95415

RE: Shareholder Proposal for The Allstate Corporation 2003 Notice of Annual Meeting and Proxy Statement

Dear Mr. Rossi,

We received your proposal of November 15, 2002 regarding the appointment of The Allstate Corporation's audit firm.

Under the Securities and Exchange Commission's Rule 14a-8 regarding shareholder proposals, certain eligibility requirements must be met in order for proposals to be included in a company's proxy statement. One of those requirements is a statement that you, as the security holder, intend to continue to hold your Allstate stock through May 20, 2003, the scheduled date of the next annual meeting.

Under the SEC's Rule 14a-8(f), this statement must be provided no later than 14 days from the date you receive this letter. The SEC recommends you transmit your response by means by which you could support your compliance with this requirement.

You may submit your statement to my attention at the address shown below. If you should have any questions about this matter, please contact me at the number shown below.

Very truly yours,

Katherine A. Smith

Copy to: E. Kalaidjian
M. McCabe
M. McGinn

Allstate Insurance Company
2775 Sanders Road, A2 Northbrook, IL 60062-6127 T 847.402.2343 F 847.326.9722 E ksmith1@allstate.com

EXHIBIT C

Chris Rossi
P.O. Box 249
Boonville, Ca. 95415

December 6,2002

Allstate Corp.
Katherine A. Smith-Assistant Counsel
2775 Sanders Rd., Suite A-2
Northbrook , Il. 60062

RE: Chris Rossi Shareholder Proposal 2003 Annual Meeting

Dear Ms. Smith :

Concerning your letter of December 2, 2002 , I own 2699 shares of Allstate certificate #FC459254 . I have owned theses shares for many years and I intend to own all of these 2699 shares up to and through the 2003 Allstate annual shareholder's meeting.

Yours Truly,

Chris Rossi

EXHIBIT D

Audit Committee

CHARTER

I. Purpose

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities in the following areas: the integrity of the Company's financial statements and other financial information; the Company's compliance with legal and regulatory requirements; the registered public accounting firm's ("independent auditor") qualifications and independence; the performance of the Company's internal audit function and independent auditor; and the Company's systems of disclosure controls, internal controls, internal audit, accounting, and financial reporting processes. In carrying out its purpose, the Committee has the responsibilities and powers provided in this Charter.

II. Membership

The size of the Audit Committee is set from time to time by the Board, but will always consist of at least three directors. The members of the Committee are appointed by the Board upon the recommendation of the Nominating and Governance Committee in accordance with the independence and experience requirements of the New York Stock Exchange and the Securities and Exchange Commission (SEC).

For purposes of membership on the Audit Committee, no director will be considered independent where the director:

(i) has a material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company);

(ii) is, or has been an employee of the Company or any of its affiliates within the last five years;

(iii) is, or has been within the last five years, affiliated with the Company's present independent auditor or former independent auditor if the termination of such affiliation or auditing relationship has been less than five years;

(iv) is, or within the last five years has been, part of an interlocking directorate (i.e., the situation in which an executive officer of the Company serves on the compensation committee of another company that concurrently employs the director);

(v) has an immediate family member who has any of the foregoing relationships;
or

(vi) is an "affiliated person" with respect to the Company as defined by applicable law or regulation.

Each member of the Audit Committee shall be, in the Board's judgment, "financially literate" or shall become financially literate within a reasonable period of time after his or her appointment to the Committee as determined by the Board. At least one member of the Committee shall be a "financial expert" as defined under SEC rules and as determined by the Board.

Members of the Audit Committee are only entitled to receive regular director's fees and benefits as compensation for their services on the Board and the Committee and may not accept any consulting, advisory or other fees from the Company.

III. Meetings

The Committee Chair determines the number, time, place and agenda of the Audit Committee meetings. The Committee meets not less than four times a year. At least quarterly, the Committee meets separately with management, with the internal auditors and with the independent auditor and may meet with the Company's internal auditors and/or independent auditor without management present whenever the Committee shall deem it appropriate. After each meeting, the Committee reviews with the Board any issues that arose with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the independent auditor, or the performance of the internal audit function.

IV. Powers and Responsibilities

The following functions are the common recurring activities of the Audit Committee in carrying out its oversight responsibilities. The functions are set forth as a guide and may be varied from time to time as appropriate under the circumstances:

Selection of Independent Auditor

The independent auditor is ultimately accountable to the Board and the Audit Committee, as representatives of the stockholders. In this regard, the Audit Committee, as a committee of the Board, is directly responsible for the selection, appointment, compensation and oversight of the work of the independent auditor in preparing or issuing an audit report or related work, including reviewing any disagreements between management and the independent auditor regarding financial reporting. Once the selection and appointment has been approved by the Board, and ratified by the shareholders, the Committee has sole authority and responsibility to retain and terminate the Company's independent auditor, to pre-approve all auditing services and all permitted non-auditing services of, or any other relationships with, the independent auditor and to approve the terms of and fees for such services, subject to *de minimis* exceptions allowed by law. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.

The Audit Committee may not retain as the Company's independent auditor any firm in which the Chief Executive Officer, Chief Financial Officer, Controller or any person serving in an equivalent position for the Company, was employed by such independent auditor and participated in any capacity in an audit of the Company during the one year period prior to the date of initiation of the audit.

At least annually, the Audit Committee reviews and evaluates the qualifications, performance and independence of the Company's independent auditor, including a review and evaluation of the lead audit partner. As part of its evaluation, the Committee obtains and reviews a report by the independent auditor that describes the firm's internal quality-control procedures, including any material issues raised by the firm's most recent internal quality-control review, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, relating to one or more independent audits conducted by the firm and any steps taken to deal with any such issues. Annually, the Committee requests a written report from the independent auditor regarding their independence and all relationships between them and the Company consistent with Independence Standards Board Standard No.1 and such other requirements as may be established by the Public Company Accounting Oversight Board. The Committee discusses with the independent auditor any such disclosed relationships and their impact on the auditor's independence. If any concerns regarding the auditor's independence are identified, the Committee takes such action as it deems appropriate or necessary.

The Audit Committee maintains a hiring policy for employees or former employees of the independent auditor who participated in any capacity in the audit of the Company.

Review of Financial Reports and Information

The Audit Committee reviews and discusses with management, its internal auditors and the independent auditor, the Company's annual audited and quarterly financial statements, including matters required to be discussed by Statement of Auditing Standards No. 61. Specifically, the review includes a discussion of:

- management's discussion and analysis of financial condition and results of operations ("MD&A")
- financial statement presentations, including any significant changes in the Company's selection or application of accounting principles;
- any major issues regarding accounting and auditing principles and practices;
- critical accounting policies;
- the comparison of the Company's accounting policies with those in the industry;

- significant items impacting the Company's financial statements, risk factors and forward-looking statements contained in the Company's disclosures under MD&A;
- the effect of regulatory and accounting initiatives as well as any off-balance sheet structures on the Company's financial statements;
- analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and
- the adequacy of internal controls that could significantly affect the Company's financial statements including the MD&A and any special audit steps adopted in light of material control deficiencies.

The Audit Committee reviews disclosures made to the Committee by the Company's CEO and CFO during their certification process for the annual and quarterly financial reports about any significant deficiencies in the design or operation of internal controls or material weaknesses in such controls and any fraud involving management or other employees who have a significant role in the Company's internal controls.

The Audit Committee recommends to the Board whether the audited financial statements should be included in the Company's Form 10-K and prepares the report required by the rules of the SEC to be included in the Company's annual proxy statement.

The Audit Committee reviews with the General Counsel of the Company the status of legal matters that may have a material impact on the Company's financial statements.

The Audit Committee discusses the Company's process for developing and preparing earnings releases, as well as its processes for providing financial information and earnings guidance to analysts and rating agencies, generally (including the types of information to be disclosed and types of presentations to be made).

The Audit Committee discusses with management policies with respect to the Company's processes of risk assessment and risk management, including the Company's major financial risk exposures and the steps management has taken to monitor and control them.

While the Audit Committee has the responsibilities and powers set forth in this Charter, the Committee is not required to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. These are the responsibilities of management and the independent auditor.

Review of Independent Auditor Reports

The Audit Committee reviews the independent auditor reports on the Company's financial statements. The Committee discusses with the independent auditor judgments about the quality (not just the acceptability) of the accounting principles used in the Company's financial reporting. The Committee also reviews the scope of audits conducted by the Company's independent auditor. The Committee reviews with the independent auditor any difficulties encountered in the audit work, including any restrictions on the scope of the independent auditor's activities or on access to requested information, any significant disagreements with management and management's response. The Committee may review with the auditor: any accounting adjustments that were noted; any communications between the audit team and the auditor's national office respecting auditing or accounting issues presented by the engagement; any "management" or "internal control" letter issued or proposed by the auditor to the Company; and any other issues regarding the auditor report that the Committee may deem appropriate.

The Audit Committee reviews any significant recommendations from the Company's independent auditor and internal auditors concerning compliance by management with governmental laws and regulations and with the Company's policies relating to ethics, conflicts of interest, perquisites and use of corporate assets.

Retention of Outside Experts

The Audit Committee has the power to conduct or authorize special projects or investigations related to any matters brought to its attention with full access to all books, records, facilities and personnel of the Company as the Committee considers necessary to discharge its responsibilities. It has the authority, without seeking Board approval, to retain independent outside counsel, accountants or others to assist it with such projects, investigations or other matters in the conduct of its business and may also use the Company's internal auditors for such purposes. The Committee is not expected to conduct investigations or to resolve disagreements, if any, between management and the independent auditor. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to any advisors employed by the Committee.

Audit Committee Report

The Audit Committee prepares the Audit Committee report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

Self-Evaluation

The Audit Committee conducts a self-evaluation of its performance and reports the results to the Board on an annual basis.

Code of Ethics and Complaint Resolution

The Audit Committee reviews and approves the Company's Code of Ethics applicable to the Board of Directors and all Company employees, including the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or Controller, and other employees performing similar functions, and periodically assesses the adequacy of the Code of Ethics. The Committee has the sole authority to grant waivers under, or changes to the Code of Ethics for directors, executive officers and senior financial officers. The Committee shall also adopt procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters and also for the confidential and anonymous submission of employee concerns.

Charter Review

The Audit Committee also reviews and assesses the adequacy of this Charter on an annual basis and recommends any proposed changes to the Board.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Allstate Corporation
Incoming letter dated January 3, 2003

The proposal requests that the board of directors take the necessary steps to amend Allstate's governing instruments to provide that it will hire a new auditing firm every four years, beginning in the 2004 fiscal year.

There appears to be some basis for your view that Allstate may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Allstate omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Alex Shukhman
Attorney-Adviser